Exhibit 99.8

coform	88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHFP010.
Company Number	29846

Company Name in full	Wolseley plc

Shares allotted (including bonus shares):

	From			To

Date or period during which shares were allotted	Day	Month	Year	Day	Month	Year

(if shares were allotted on one date enter that date in the “from” box)	02	12	2005	05	12	2005

Class of shares (ordinary or preference etc)	Ordinary
Number allotted	31,524
Nominal value of each share	25p
Amount (if any) paid or due on each share (including any share premium)	£5.43

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ For companies registered in England and Wales	DX 33050 Cardiff

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB For companies registered in Scotland	DX 235 Edinburgh

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Shares and share class allotted

Name	Class of shares allotted	Number allotted
Apollo Nominees Limited Account ID DEP	Ordinary	21,875

Address
1 Finsbury Avenue London
UK postcode EC2M 2PP

Name	Class of shares allotted	Number allotted
Mr Martin M Jones	Ordinary	853

Address
124 Dulverton Road Ruislip Middlesex
UK postcode HA4 9AG

Name	Class of shares allotted	Number allotted
Mrs Lydia L Jones	Ordinary	860

Address
124 Dulverton Road Ruislip Middlesex
UK postcode HA4 9AG

Name	Class of shares allotted	Number allotted
Mr Peter J Buckingham	Ordinary	7,936

Address
Southfields Cranleigh Road Ewhurst Surrey
UK postcode GU6 7RN

Please enter the number of continuation sheets (if any) attached to this form

Signed	/s/ M J White	Date 5/12/05
M J White
secretary

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.	M J White, Wolseley plc, Parkview 1220,
Arlington Business Park, Theale, Reading
	RG7 4GA	Tel
	DX number	DX exchange

coform